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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-33301
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 27, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACCURAY INCORPORATED
Full Name of Registrant

Former Name if Applicable

1310 Chesapeake Terrace
Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94089
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have determined that we are unable to file our Form 10-Q for the quarter ended September 27, 2008 by the November 6, 2008 due date and it is not expected that we will be able to make that filing within the five-day extension permitted by the rules of the Securities and Exchange Commission (“ SEC”) for the reasons outlined below.

This notice and the attached explanation discuss the following matters:

•                  Our progress in completing our financial statements for the quarter ended September 27, 2008; and

•                  The Nasdaq Stock Exchange, LLC (“ NASDAQ”), listing standards relating to SEC filings and information about our continued NASDAQ listing.

Timeliness of filing of financial statements

We are not able to timely file this quarterly report on Form 10-Q because we have not completed our financial statements for the quarter ended September 27, 2008.  As indicated in our Form 8-K filed with the SEC on November 6, 2008, in response to allegations made by a former employee of possible improprieties in handling and accounting for certain inventory items, we have commenced an internal investigation into the allegations, overseen by our Audit Committee, and using an independent external investigator.  We also expect to utilize independent external experts to assist in the investigation.  This investigation is being conducted independently of management.  The investigation, the results of which could affect our financial results for the quarter ended September 27, 2008, has not been completed.  As a result, we are unable to file our Form 10-Q for such quarter.  We will file our Form 10-Q upon the completion of the investigation and any required additional accounting work.

NASDAQ listing

As a result of our inability to file our Form 10-Q for the quarter ended September 27, 2008 with the SEC in a timely manner, we anticipate that NASDAQ will initiate suspension and delisting proceedings in the near term in accordance with NASDAQ’s standard procedures.  We expect to be provided with written notice by NASDAQ that we do not comply with NASDAQ’s filing requirement, as set forth in NASDAQ Marketplace Rule 4310(c)(14), which requires listed companies to file all required SEC reports in a timely manner. Promptly after receipt of such notice, we will issue a press release and file a Current Report on Form 8-K disclosing the receipt of such notice.

This type of NASDAQ notice typically states that NASDAQ will suspend trading in a company’s securities unless the company requests a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) within seven days after receiving such notice.  We will request such a hearing and anticipate that the hearing will be held 30 to 45 days from the date of our hearing request. The hearing request will stay any suspension and/or delisting action by NASDAQ pending the Panel’s decision subsequent to the hearing.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Euan S. Thomson, Ph.D.	(408)	716-4600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

ACCURAY INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 7, 2008	By	/s/ Euan S. Thomson, Ph.D.
Euan S. Thomson, Ph.D.
President, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

The Company’s total revenue for the three months ended September 27, 2008 increased to approximately $55.9 million compared to total revenue in the three months ended September 29, 2007 of $48.6 million.  The increase was primarily attributable to an increase in the number of customer sites under service plans.  Service revenue for the three months ended September 27, 2008 increased by approximately $8.9 million over the amount recorded for the three months ended September 29, 2007.  This increase was partially offset by a decrease in shared ownership program revenue as a result of the sale of units that were previously included in our shared ownership program.  Shared ownership program revenue for the three months ended September 27, 2008 decreased $1.3 million compared to the three months ended September 29, 2007. The Company is unable to estimate the impact its internal investigation will have on its overall results for the three months ended September 27, 2008.

The Company's cash and investment balances at September 27, 2008 totaled $162.1 million, which included cash and cash equivalents of $27.2 million, short-term investments of $91.5 million and long-term investments of $38.0 million.  The Company’s cash and investment balances at June 28, 2008 totaled $164.3 million, which included cash and cash equivalents of $36.9 million, short-term investments of $85.5 million and long-term investments of $37.0 million.

Forward-Looking Statements

Forward-Looking Statements

The information provided in this notice and the attached explanation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements regarding: the scope and nature of the internal investigation we are currently conducting; our ability to complete and file our quarterly report on Form 10-Q for the quarterly period ended September 27, 2008; the results of the internal investigation; the detection of any improper activities by our officers, employees or persons doing business with us; the adequacy of internal controls and their conformity to applicable requirements; the impact of the internal investigation and the late filing of our Form 10-Q for the quarter ended September 27, 2008 on our business operations; our relationships with business partners and employees; the results of any litigation or other proceedings brought by private parties or regulatory bodies; our expectations regarding NASDAQ delisting proceedings, our response to these proceedings and the listing of our common stock on NASDAQ; our estimate that approximately $55.9 million of total revenue is expected for the quarter ended September 27, 2008.

Statements that are not historical facts, including statements about our beliefs and expectations concerning estimated revenue for the quarter ended September 27, 2008, are forward-looking statements. These statements are based on beliefs and assumptions by our management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, unanticipated accounting issues or audit issues arising from our internal investigation; the ability of us and our independent registered public accounting firm to confirm information or data identified in the investigation; unanticipated issues regarding the investigation that prevent or delay our independent registered public auditing firm from relying upon the investigation or that require additional efforts, documentation, procedures, review or investigation; our ability to design or improve internal controls to address issues detected in the investigation or by management; the impact upon operations of the investigation, legal compliance matters or internal controls, improvement and remediation; difficulties in controlling expenses, including costs of the investigation, legal compliance matters or internal controls review, improvement and remediation; our ability to become current in our SEC periodic reporting requirements; our ability to maintain our listing with the NASDAQ; general business, economic and political conditions; competitive developments in our market; changes in applicable legislative or regulatory requirements; our ability to effectively and successfully implement our business strategies, and manage the risks in our business; the other factors discussed in this notice and the attached explanation; the reactions of the marketplace to the foregoing; and other risks and uncertainties discussed more fully in the Company’s SEC filings, including those discussed under Item 1A. “Risk Factors” in our Form 10-K for the fiscal year ended June 28, 2008.